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                           AUTO-BY-TEL CORPORATION
                    18872 MACARTHUR BOULEVARD, SUITE 200
                        IRVINE, CALIFORNIA 92612-1400

                                April 2, 1997

VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn: H. Christopher Owings, Jr., Assistant Director, Mail Stop 7-5, room 7081 Karla L. Boyd, Mail Stop 7-5, room 7068

       RE:  AUTO-BY-TEL CORPORATION
            WITHDRAWAL OF REGISTRATION STATEMENTS ON FORM S-1 AND FORM 8-A

Ladies and Gentlemen:

        Auto-By-Tel Corporation (the "Company") hereby requests the withdrawal of Registration Statement on Form S-1 (Registration No. 333-20831) (the "Registration Statement"), pursuant to Rule 477(a), initially filed with the Securities and Exchange Commission on January 31, 1997 and subsequently amended. The Registration Statement is being withdrawn on the grounds that the Company believes that the current market conditions would not permit the offering to be successfully undertaken at a price acceptable to the Company. We also confirm by this letter that no securities have been issued or sold under the Registration Statement.

        The Company also hereby requests withdrawal of the Company's Registration Statement on Form 8-A filed March 13, 1997, to prevent such Registration Statement from automatically becoming effective within sixty days.

        Thank you for your time and assistance in this matter. Please call the undersigned at (415) 493-9300 if you have any questions or require additional information.

                                        Very truly yours,

                                        AUTO-BY-TEL CORPORATION

                                        /s/ Mark W. Lorimer
                                        -------------------------------
                                        Mark W. Lorimer,
                                        Vice President, General Counsel
                                        and Secretary


cc:  Maria Konstantinidis, Nasdaq National Market
     Mark W. Lorimer, Esq.
     Richard J. Char, Esq.